Exhibit 2.2
[RRI Letterhead]
April 9, 2009
NRG Retail LLC
211 Carnegie Center
Princeton, New Jersey 08540
Facsimile: 609-524-4589
Attention: Michael R. Bramnick
Re: Section 7.19(iv) of the MIPA
Dear Mr. Bramnick:
Reference is made to that certain LLC Membership Interest Purchase Agreement, dated as of February 28, 2009 (the “MIPA”), by and between Reliant Energy, Inc. (the “Seller”) and NRG Retail LLC (the “Purchaser”). Each of the Seller and the Purchaser is referred to herein individually as a “Party” and collectively as the “Parties.” This letter agreement (this “Letter Agreement”) sets forth the agreement between the Parties regarding certain modifications of the obligation of the Seller under Section 7.19(iv) of the MIPA. Capitalized terms used but not defined herein shall have the meaning given such terms in the MIPA.
The Parties hereby agree as follows:
Notwithstanding the provisions set forth in Section 7.19(iv) of the MIPA, the Seller shall not be required to, or be required to cause RE Supply to, either (x) terminate and shutdown its membership with PJM or (y) transfer to an Affiliate (other than a Subject Company) of the Seller its membership with PJM at or prior to the Closing. The Seller hereby represents that RE Supply has provided the requisite termination notice to terminate and shutdown its membership with PJM on April 1, 2009, a copy of which is attached hereto. However, such termination shall not be effective until July 5, 2009 (the “PJM Termination Date”).
Notwithstanding any limitations in Section 10.3, the Seller hereby agrees to indemnify, defend and hold harmless the Purchaser Indemnified Parties from and against any and all Losses actually incurred by any of the Purchaser Indemnified Parties that arise out of any liability associated with the RE Supply membership with PJM after the Closing Date and on or prior to the PJM Termination Date; provided, however, that the Seller shall not be required to indemnify, defend or hold harmless any Purchaser Indemnified Party from and against any such Losses that arise out of or relate to any actions or activity by RE Supply or any Purchaser Indemnified Party after the Closing Date.
Except as amended by the foregoing, the MIPA remains in full effect.

Michael R. Bramnick
April 9, 2009

This Letter Agreement may executed and delivered (including via facsimile) in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.
If the foregoing correctly states our understanding and agreement, kindly acknowledge and return this Letter Agreement to the attention of the undersigned.

Sincerely, RELIANT ENERGY, INC.
By:	/s/ Michael L. Jines
	Name:	Michael L. Jines
	Title:	Senior Vice President
Accepted and agreed as of the date first written above:

NRG RETAIL LLC

By:	/s/ Michael R. Bramnick

	Name:	Michael R. Bramnick
	Title:	Senior Vice President and
General Counsel –
Vice President NRG Retail LLC
Enclosure
cc: Mitchell F. Hertz (Kirkland & Ellis LLP)